UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

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For Immediate Release: NR 07-23

EXETER UPDATES DON SIXTO GOLD RESOURCES

Vancouver, B. C., August 2, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) announces that it has received a new preliminary independent estimate of gold resources at its Don Sixto Project, in Mendoza Province, Argentina.

Results of the new resource estimates at a 0.5 gram/tonne (“g/t”) and a 1.0g/t cut-off are tabulated below:

Table 1: Don Sixto Gold Resource Estimates at a 0.5 g/t gold cut-off

	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	1.49	1.83	88	3.80	1.39	170	5.29	1.51	258	1.85	1.20	71
Ojo	1.43	1.63	75	1.49	1.25	60	2.92	1.44	135	0.71	1.05	24
Luna	1.71	1.58	87	4.51	1.23	178	6.22	1.32	265	1.79	1.07	61
Mandibula	2.77	1.00	89	1.77	1.09	62	4.54	1.03	151	4.24	0.93	126
CVZ*	0.75	2.51	61	0.76	2.24	55	1.51	2.38	116	0.35	1.52	17
Cachete	-	-	-	-	-	-	-	-	-	0.35	3.08	35
TOTAL	8.15	1.52	400	12.33	1.32	525	20.48	1.40	925	9.29	1.12	334

Table 2: Don Sixto Gold Resource Estimates at a 1.0 g/t gold cut-off

	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	0.84	2.68	73	1.87	2.09	125	2.71	2.27	198	0.84	1.78	48
Ojo	0.79	2.37	60	0.62	2.03	40	1.41	2.22	101	0.20	1.95	13
Luna	0.91	2.35	68	1.83	2.01	118	2.73	2.12	186	0.52	2.02	33
Mandibula	0.90	1.63	47	0.66	1.73	37	1.56	1.67	84	1.10	1.60	57
CVZ*	0.46	3.67	54	0.46	3.24	48	0.92	3.45	102	0.15	2.62	13
Cachete	-	-	-	-	-	-	-	-	-	0.33	3.39	36
TOTAL	3.90	2.41	302	5.44	2.11	368	9.34	2.23	670	3.14	1.98	200

Notes:	(*) CVZ or Central Vein Zone comprises the Labio East, Labio West, Labio South and Mercedes prospects.
“Mt” represents million tonnes, and “koz” represents thousand ounces.

The new resources were estimated for 9 prospects using data from a total of 494 drill holes, totalling 56,821 metres (“m”) of drilling and 4,037 m of sawn channel samples (93 channels on 8 prospects), conducted prior to the end of 2006.

The new mineral resource estimates for the Cuello, Luna, Ojo, Mandibula and the Central Vein Zone prospects were made by Hellman & Schofield (“H&S”), of Sydney, Australia following a three week visit to Mendoza at the end of April 2007. The visit, by two representatives, included a two week site visit and validation of the Exeter database, supporting information, and 3-D geological and structural models.

H&S utilised the Multiple Indicator Kriging (“MIK”) method, which estimates the proportion and grade of mineralization for an assumed selective mining unit (“SMU”) within a larger panel (or “block”) for a range of cut-off grades. The deposit is divided into panels (or “blocks”) and in the case of Don Sixto, a panel size of 5 m wide x 25 m long x 10 m high was deemed suitable for the data spacing. Within these panels, two selective mining unit (“SMU”) sizes were utilised: for vertical to near vertical domains, an SMU of 2.5 m width x 5 m length by 5 m height was used and for flat to shallow dipping domains an SMU of 2.5 m width x 5 m length by 2.5 m height was used.

The estimates include the dilution incurred when mining the resources at the assumed SMU. This methodology can result in a resource estimate of higher tonnes and lower grade than more traditional estimation techniques, but has been found to more closely match production tonnes and grade than the other techniques. Total ounces estimated utilizing the H&S MIK method generally equates to total ounces estimated using traditional techniques.

The Cachete prospect resource remains unchanged from the previous resource estimation exercise, which was calculated internally by Exeter (in 2005) utilising a manual polygonal cross sectional method of estimation.

The new resource estimates at Don Sixto will be described in a technical report to be compiled by H&S, who are independent of the Company, under Canadian Securities Administrators National Instrument 43-101 and will be filed with the Canadian regulators within the next 30 days.

President and CEO, Bryce Roxburgh commented: “The 2005-06 drilling program succeeded in converting substantial ‘inferred resources’ to the ‘measured and indicated resource categories’ allowing the Company to proceed with internal studies to assess various scenarios for potential mine development at Don Sixto.

“Modelling of the new resources has highlighted open-ended higher grade mineralization that might be expected to expand the potential open pits. Separately, with 7,000 metres of planned exploration drilling incomplete in 2006, significant potential remains for the discovery of new gold deposits at Don Sixto. I expect that the discovery of additional high grade and new ore zones would markedly improve the viability of the project.

“Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s recent legislation which effectively precludes the development of mining projects in the Province. We have deferred all exploration and independent engineering studies in Mendoza, and will review this position following the Provincial elections in October this year.

“Exeter has filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. A number of other companies have reportedly filed similar actions. The Company will however continue to work with all levels of government, industry, unions and interested third parties to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

“In the meantime our exploration teams have been deployed to the Cerro Moro and Caspiche gold-silver discoveries located in jurisdictions favorable to new mine development.”

Quality Control and Assurance

The new resource estimates described in this news release include resources in the Inferred category. NI 43-101 considers such resources to be too speculative geologically to have economic status and warns that no portion of these resources should be assumed to be upgradeable to the “Indicated” or “Measured” resource categories.

Arnold van der Heyden and Bill Yeo (of H&S), both independent “Qualified Persons”, and Matthew Williams, Exeter’s Exploration Manager, also a “Qualified Person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, have supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

In southern Argentina, the Company is currently drilling the Cerro Moro discovery, one of 12 epithermal gold and silver properties held under a strategic agreement with Cerro Vanguardia S.A., (CVSA) an AngloGold Ashanti subsidiary. Drilling is expected to continue at Cerro Moro through 2007, with a view to establishing a high grade gold-silver resource amenable to open pit mining. Exeter expects to complete 10,000 metres of drilling at Cerro Moro by early August, 2007. At that stage, CVSA has a once only “back-in” opportunity to attain a 60% equity interest in the project by free carrying Exeter to completion of a Bankable Feasibility Study and paying a multiple of expenditure to date, or a 70% equity interest by financing Exeter’s share of development costs (to be repaid at an agreed rate). A decision on this option is required 45 days after receipt of data by CVSA. Should CVSA elect not to exercise the option, it will retain a 2% net smelter royalty.

In Chile, the Company recently reported a drill hole which intersected 304 metres at a grade of 0.9 g/t gold on the Caspiche Gold Porphyry Project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project. In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including comments relating to the possible amendment of anti-mining legislation in Mendoza Province, Argentina, exploration and possible development of a mine at Don Sixto and the results of exploration on the Cerro Moro and Caspiche gold properties. Forward looking statements are statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in metal prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labor disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Company’s operations and other risks and uncertainties.

These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

Cautionary Note to investors concerning estimates of Measured, Indicated and Inferred Mineral Resources: We report mineralized material under standards to meet the requirements for reporting in Canada. U.S. reporting requirements for disclosure of mineral properties are governed by the United States Securities and Exchange Commission (SEC) Industry Guide 7. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, commonly referred to as NI 43-101. Canadian and United States standards are substantially different, and none of our property has any probable or proven reserves under either Canadian or United States standards. This release uses the terms “measured,” “indicated” and “inferred” in reference to “resources.” We advise investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part or all of the inferred mineral resource exists or is economically or legally mineable. In the United States, an issuer is not generally permitted to disclose mineralization unless such mineralization satisfies the definitional requirements of proven or probable mineral reserve in accordance with SEC Industry Guide 7, which defines mineral reserve as a part of a mineral deposit, which could be economically and legally extracted or produced at the time the reserve determination is made. Accordingly, information contained in this release containing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies under the United States federal securities laws and the rules and regulations thereunder.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date August 8, 2007

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director